Exhibit (a)(4)

March 18, 2009

Dear Fellow Stockholders:

We are pleased to report that CV Therapeutics, Inc. (“CV Therapeutics” or the “Company”) has entered into an Agreement and Plan of Merger, dated as of March 12, 2009 (the “Merger Agreement”), with Gilead Sciences, Inc. (“Gilead”), and its wholly-owned subsidiary, Apex Merger Sub, Inc. (“Acquisition Sub”), that provides for the acquisition of CV Therapeutics by Gilead.

Pursuant to the Merger Agreement, Acquisition Sub has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $20.00 per share in cash. Unless extended, the tender offer is scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on April 14, 2009. Following the successful completion of the tender offer, which would involve Acquisition Sub obtaining ownership of a majority of the Company’s outstanding shares of common stock (calculated in the manner provided in the Merger Agreement), Acquisition Sub would be merged into CV Therapeutics upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes). Following the effective time of the merger, the Company will become a wholly-owned subsidiary of Gilead.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, in accordance with the Delaware General Corporation Law, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that the Company’s stockholders accept the tender offer and tender their shares of common stock pursuant to the tender offer and, if required, adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Acquisition Sub’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate the continued support and encouragement you have shown CV Therapeutics over the years. Thank you.

Sincerely,

/s/    LOUIS G. LANGE